     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1997.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                               AMENDMENT NO. 1 TO


                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

      UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                TRIAD PARK, LLC
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                   DELAWARE                                     94-3264115
       (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

                            ------------------------

                                3055 TRIAD DRIVE
                          LIVERMORE, CALIFORNIA 94550
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (510) 449-0606
                (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

          SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:


             TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH
             TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED
--------------------------------------------------------------------------------------------
                NOT APPLICABLE                                NOT APPLICABLE


          SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:
                              MEMBERSHIP INTERESTS

================================================================================

                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS.



     The information provided under the captions "Summary of Spin-Off Transaction," "Plan of Distribution," "Risk Factors," "Description of Properties of the Company," "Business of the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the information statement attached to this Amendment No. 1 to Form 10-SB registration statement as Exhibit 12.1 ("Information Statement") is incorporated by reference.



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


     The information provided under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Information Statement is incorporated by reference.


ITEM 3. DESCRIPTION OF PROPERTY.


     The information provided under the captions "Summary of Spin-Off Transaction," "Plan of Distribution," "Risk Factors -- Real Estate Related Risks," "Description of Lease Agreement" and "Description of Properties of the Company" in the Information Statement is incorporated by reference.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


     The information provided under the caption "Holdings of Principal Share Holders and Security Holdings of Managing Member(s), Executive Officers and Advisory Board Members" in the Information Statement is incorporated by reference.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


     The information provided under the captions "Summary of Spin-Off Transaction" and "Management of the Company" in the Information Statement is incorporated by reference.


ITEM 6. EXECUTIVE COMPENSATION.


     The information provided under the caption "Compensation of Management" in the Information Statement is incorporated by reference.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


     The information provided under the captions "Summary of Spin-Off Transaction," "Transactions with Interested Parties" and "Relationships Between Triad and the Company" in the Information Statement is incorporated by reference.


ITEM 8. DESCRIPTION OF SECURITIES.


     The information provided under the captions "Description of Shares" and "Summary of Limited Liability Company Agreement" in the Information Statement is incorporated by reference.

                                    PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.



     The information provided under the captions "Summary of Spin-Off Transaction," "Summary of Limited Liability Company Agreement -- Distribution" and "Trading of Shares" in the Information Statement is incorporated by reference. Upon completion of the Distribution, it is expected that there will be approximately 1,100 holders of record of Triad Park, LLC's membership interests.

ITEM 2. LEGAL PROCEEDINGS.


     Management of the Registrant is not aware of any legal proceedings, or pending legal proceedings, to which the Registrant is a party or to which the property of the Registrant is subject.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.


     None of the events described in this Item has occurred within the past twenty-four (24) months.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.


     The Registrant was formed on February 10, 1997. All of the outstanding Shares were issued by Registrant to Triad Systems Corporation and to 3055 Management Corp. pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933. The information provided under the caption "Plan of Distribution -- Contribution Transactions" in the Information Statement is incorporated by reference.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.



     The information provided in Section 4.9 of the Registrant's Limited Liability Company Agreement filed as Exhibit 2.1 to this Amendment No. 1 to Form 10-SB is incorporated by reference. Pursuant to this Section, members of the Advisory Board and officers of the Registrant are indemnified to the fullest extent not prohibited by Delaware law.


                                    PART F/S

     The financial statements listed in "Index to Financial Statements" in the Information Statement are incorporated by reference.

                                    PART III


ITEM 1. INDEX TO EXHIBITS.



     The exhibits filed herewith are listed in the "Index to Exhibits" on page 5 of this Amendment No. 1 to Form 10-SB and are incorporated by reference.


                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 20, 1997


                                          TRIAD PARK, LLC



                                          By: 3055 MANAGEMENT CORP.,

                                            its Manager


                                          By: /s/ JAMES R. PORTER


                                            ------------------------------------
                                            James R. Porter
                                            Vice President, Secretary and
                                            Chief Financial Officer

                                 EXHIBIT INDEX*



                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
  NO.                                        ITEM                                         PAGE
-------   --------------------------------------------------------------------------  ------------
 2        Charter and By-Laws
  2.1     Limited Liability Company Agreement of Triad Park, LLC
  2.2     By-Laws of Triad Park, LLC
 3        Instruments defining the rights of security holders
  3.1     Limited Liability Company Agreement of Triad Park, LLC (see Exhibit 2.1)
  3.2     By-Laws of Triad Park, LLC (see Exhibit 2.2)
  3.3     Form of Rights Plan of Triad Park, LLC
 6        Material contracts
  6.1     Real Estate Distribution Agreement, dated as of February 26, 1997, by and between Triad Systems Corporation, 3055 Triad Dr. Corp., 3055 Management
          Corp. and Triad Park, LLC
  6.2     Project Lease Agreement, dated as of August 1, 1988, between 3055 Triad
          Dr. Corp. and Triad Systems Corporation
  6.3     First Amendment to Project Lease Agreement, dated as of February 26, 1997, by and between Triad Park, LLC, 3055 Triad Dr. Corp. and Triad Systems
          Corporation
12        Additional exhibits
  12.1    Information Statement
  12.2    Appraisal of: Triad Business Park, Livermore, California, Prepared for:
          Triad Systems Corporation, November, 1996
  12.3    Conflict Agreement, dated as of February 26, 1997, by and between Triad
          Systems Corporation, 3055 Triad Dr. Corp., Triad Park, LLC and Cooperative
          Computing, Inc.
27        Financial Data Schedule
  27.1    Financial Data Schedule


---------------


* Except for Exhibit 6.1 (with all exhibits), Exhibit 12.1 (as amended), Exhibit
  12.3 and Exhibit 27.1 (as amended), all exhibits were previously filed on April 2, 1997.